SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Mattersight Corporation

(Name of Subject Company)

NICE ACQUISITION SUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

NICE SYSTEMS, INC.

(Parent of Offeror)

A Wholly Owned Subsidiary of

NICE LTD.

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, par value $0.01 per share
7% Series B Convertible Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

Common Stock: 577097108

(CUSIP Number of Class of Securities)

Tali Mirsky, Esq.

General Counsel

NICE Ltd.

13 Zarchin Street

P.O. Box 690

4310602 Ra’anana

Israel

+972-9-7753151

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kenneth Henderson, Esq.

James Attonito, Esq.

Taavi Annus, Esq.

Bryan Cave Leighton Paisner LLP

1290 Avenue of the Americas

New York, NY 10104

(212)-541-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
Not Applicable	Not Applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by NICE Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of NICE Ltd., a company organized under the laws of the State of Israel (“NICE”), to purchase (i) all of the shares of common stock, par value $0.01 per share, of Mattersight Corporation, a Delaware corporation (“Mattersight”), that are issued and outstanding and (ii) all of the shares of 7% Series B Convertible Preferred Stock, par value $0.01 per share, of Mattersight that are issued and outstanding, pursuant to an Agreement and Plan of Merger, dated as of April 25, 2018, by and among Purchaser, Nice Systems, Inc., NICE and Mattersight.

Additional Information and Notice to Investors

This communication is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell any securities of Mattersight. The tender offer described in this communication has not yet commenced. The solicitation and offer to purchase shares of Mattersight common stock and 7% Series B Convertible Preferred Stock will only be made pursuant to a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Upon commencement of the tender offer, NICE Ltd., Nice Systems, Inc. and NICE Acquisition Sub, Inc. will file with the SEC a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. In addition, Mattersight will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. These documents will contain important information, including the terms and conditions of the tender offer. Investors and security holders are urged to read each of these documents and any amendments to these documents carefully when they are available prior to making any decisions with respect to the tender offer. Investors and security holders will be able to obtain free copies of these materials (when available) and other documents filed with the SEC through the web site maintained by the SEC at www.sec.gov. Copies of the documents filed by NICE Ltd., Nice Systems, Inc. and NICE Acquisition Sub, Inc. with the SEC will also be available free of charge on the Investor Relations section of our website at www.nice.com and copies of the documents filed by Mattersight with the SEC will be available free of charge on Mattersight’s website at www.mattersight.com

EXHIBIT INDEX

Exhibit No.	Document

99.1	Press Release issued by NICE Ltd. on April 26, 2018.